UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53854

EnzymeBioSystems

(Exact name of registrant as specified in its charter)

8250 W. Charleston Blvd, Suite 120, Las Vegas, NV 89117

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares at par $0.001

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

The Registrant hereby immediately withdraws its previous Form 15 filed by the Registrant with the U.S. Securities Commission on September 14, 2018.

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) [X]	Rule 12h-3(b)(1)(i) [ ]
Rule 12g-4(a)(2) [ ]	Rule12h-3(b)(1)(ii) [ ]
Rule15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 522

Pursuant to the requirements of the Securities Exchange Act of 1934, EnzymeBioSystems has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 17, 2018	By:	/s/ John Dean Harper
	Name:	John Dean Harper
	Title:	CEO